EXHIBIT 99.1

Yamana Gold Reports Strong First Quarter 2021 Production Results and Cash Flows; Canadian Malartic and Minera Florida Post Standout Quarters; Jacobina Achieves All-Time Monthly High Production in March; Adopts Comprehensive Tailings Management Strategy at Jacobina that Includes Hydraulic Backfill; Identifies Potentially Significant Extension to East Gouldie Zone

TORONTO, April 28, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the first quarter of 2021.

FIRST QUARTER HIGHLIGHTS

Financial Results - Strong Earnings and Cash Flows Further Strengthening Cash Balances and Balance Sheet

  Net earnings(4) of $54.7 million or $0.06 per share basic and diluted compares well to net earnings(4) of $45.0 million or $0.05 per share basic and diluted a year earlier.
  Adjusted net earnings(2, 4) were $67.2 million or $0.07 per share basic and diluted compared to adjusted net earnings(2, 4) of $47.2 million or $0.05 per share basic and diluted a year earlier.
  Cash flows from operating activities were $160.2 million and net free cash flow(2) was $123.5 million, in line or above the averages of the preceding three quarters, further demonstrating the strength and resilience of the cash flow generation capacity of the Company.
  Cash flows from operating activities before net change in working capital(2) were $183.4 million, and free cash flow before dividends and debt repayments(2) was $76.0 million.
  As at March 31, 2021, the Company had cash and cash equivalents of $678.1 million, and available credit of $750.0 million, for total available liquidity of approximately $1.4 billion. Cash balances include $222.8 million available for utilization by the MARA Project. The remainder of cash and cash equivalents of $455.3 million, along with further liquidity and incoming cash flows, is more than sufficient to fully manage the Company's business and available for the Company's capital allocation objectives.
  The Company's quarterly dividend rate of $0.02625 per share (annual $0.105 per share) is 110% higher than the same quarter in 2020 and 425% than the same quarter in 2019.
	Three months ended March 31
(In millions of United States Dollars)	2021	2020
Net Free Cash Flow (2)	$123.5	$91.1
Free Cash Flow before Dividends and Debt Repayments (2)	$76.0	$38.9
Decrease in Net Debt (2)	$26.6	$20.0

(See end notes at end of press release)

Production Results - Standout Quarters from Canadian Malartic and Minera Florida

  Gold equivalent ounce ("GEO")(1) production was 231,988 GEO(1), including gold production of 201,117 ounces and silver production of 2.13 million ounces, both in line with plan.
  Canadian Malartic and Minera Florida had standout quarters, producing 89,550 ounces and 20,818 ounces of gold, respectively, both above plan.
  At Jacobina, production reached an all-time monthly high in March, with total production in line with plan for the quarter.
  Silver production of 1,309,103 ounces at Cerro Moro exceeded plan with mine sequencing during the quarter favouring mining of higher silver grade zones.
  The Company expects to continue its established trend of delivering stronger production in the second half of the year along with quarterly sequential increases in production.

Solid Costs and Margins

  Cash costs(2) and all-in sustaining costs ("AISC")(2) were $698, and $1,045 per GEO(1), respectively, which on a consolidated basis were in line or better than plan, and consistent with the comparative period.
  Mine operating earnings of $149.5 million increased by $50.2 million or 51% in relation to the comparative prior year quarter. The increase is related to the strong precious metal price environment and strong operational performances from the mines resulting in higher gold production at comparable costs.

Jacobina Optimization Project; Hydraulic Backfill Plant to Proceed

  The Company has identified opportunities to further optimize the results and recoveries achieved in the Phase 1 optimization with a modest investment. As part of this initiative, the Falcon concentrator and cyclones were installed during the first quarter, and the Knelson concentrator is scheduled to be installed in the second quarter of 2021, with an objective to optimize gold recovery at the higher throughput rate.
  The Company is advancing the Phase 2 expansion at Jacobina, for an increase in throughput to 8,500 tonnes per day ("tpd"). The Company expects to provide an update regarding capex and development schedule in mid-2021 once studies are finalized to facilitate permitting.
  The Company has also begun a conceptual study on a Phase 3 expansion, which would increase throughput to 10,000 tpd at modest further capital requirements.
  The Company has adopted a comprehensive Jacobina life-of-mine tailings management strategy that reduces surface disposition of tailings, with underground tailings disposal as backfill.
  The Company has initiated several studies to ensure long-term sustainability and reduce the environmental footprint of the operation. Work conducted in 2020 confirmed that both paste backfill and hydraulic backfill are technically feasible options for disposal of tailings into underground voids, thereby minimizing the quantity of tailings stored on surface.
  In March 2021, Jacobina completed a feasibility study for the installation of a hydraulic backfill plant. The initial capital cost for establishing the backfill system is estimated at $8 million.
  The Company has decided to move forward with the hydraulic backfill plant project and is in the permitting phase.
  A conceptual study is underway to evaluate further opportunities for a dry stack tailings facility and/or a paste backfill plant in parallel to the hydraulic backfill plant, which could provide opportunities in the future for additional storage of tailings to support future mineral reserve development.
  Existing surface tailings capacity and backfill will be sufficient for life of mine production at Jacobina at the planned increased processing rates.

Canadian Malartic Underground Construction Decision; Drilling Identifies Potentially Significant Extension to East Gouldie Zone

  Impressive technical study results were obtained in early February of 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic. An NI 43-101 technical report for the Canadian Malartic operation was completed in March 2021, which includes a full summary of the Odyssey underground project.
  The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039.
  Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine now supports an expected increased annual gold production of 500,000 to 600,000 ounces on a 100% basis.
  Exploration drilling conducted on the Rand property in the first quarter targeted the projected down plunge extension of the East Gouldie zone, with the first hole testing an area located greater than one kilometre to the east of and down plunge of the current East Gouldie inferred mineral resource.
  Drill hole RD21-4680A, intersected 2.7 grams per tonne (“g/t”) of gold over an estimated true width of 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres, indicating excellent down plunge growth potential.
  As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. Production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces (100% basis) with annual production trending lower on a yearly basis to approximately 123,000 ounces (100% basis) by 2028. Underground production will start in 2023 and increase yearly, adding approximately 932,000 ounces (100% basis) during the 2023-2028 construction period—at cash costs(2) of $800 per ounce—including approximately 385,000 ounces (100% basis) by 2028.
  Net proceeds from the sale of the 932,000 ounces (100% basis) of underground production would significantly reduce the external cash requirements for the construction of the Odyssey project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

MARA Project Advances

  Subsequent to the signing of the integration agreement on December 17, 2020, the MARA Joint Venture held by the Company (56.25%), Glencore International AG (25%) and Newmont Corporation (18.75%) continues to engage with local communities and stakeholders, advance the Feasibility Study and project’s permitting process.
  After obtaining all required permits from the respective authorities and conducting citizen participation and social consultation seminars, the MARA Project started exploration activities at the site. The primary field activities being performed include additional rock sampling and studies to update the environmental baseline for the Environmental and Social Impact Assessment (“ESIA”) and a drilling campaign to collect data for geotechnical and metallurgical studies that will be incorporated into the updated Feasibility Study.
  A Technical Committee comprised of members of the Company, Glencore International AG and Newmont Corporation continues to provide oversight of the Feasibility Study, which will provide updated mineral reserves, production and project cost estimates for the project.
  The MARA Project will rely on processing ore from the Agua Rica mine at the Alumbrera plant in the Catamarca Province of Argentina. The new project design minimizes the environmental footprint of the project in consideration of the input of the local stakeholders and creates one of the lowest capital intensity projects in the copper industry.
  Key technical results related to the Feasibility Study are expected during 2021. While the Company continues to advance the Feasibility Study, it notes that a considerable amount of information in the Pre-Feasibility Study is already at Feasibility Study level mostly as a result of the Integration Transaction. The updated Feasibility Study and ESIA are expected to be completed in 2022.

CLIMATE CHANGE ACTION

As a continuation of Yamana’s commitment to a low-carbon future, the Company announced during the quarter that it has formally adopted a board-approved climate action strategy. The strategy is underpinned by adoption of two high-level targets: a science-based 2°C scenario compared to pre-industrial level and an aspirational net-zero 2050 target. The targets will be supported by the foundational work being performed throughout 2021 by the newly established multi-disciplinary Climate Working Group, to determine our emissions baseline, develop the Greenhouse Gas (“GHG”) abatement pathways required to achieve the science-based 2°C scenario and establish preliminary, operations-specific roadmaps that describe abatement projects, estimated costs and schedules. These actions will help ensure that our long-range GHG reduction efforts are supported by practical and operationally focused short, medium and long-term actions to achieve the targets.

Summary of Certain Non-Cash and Other Items Included in Net Earnings(4)

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding)	Three months ended March 31
	2021	2020
Non-cash unrealized foreign exchange losses (gains)	$3.6	$(11.5)
Share-based payments/mark-to-market of deferred share units	(3.2)	(0.5)
Mark-to-market (gains) losses on derivative contracts, investments and other assets	(0.6)	2.7
Gain on discontinuation of the equity method of accounting	(1.1)	(21.3)
Temporary suspension, standby and other incremental COVID-19 costs	8.2	3.5
Other provisions, write-downs and adjustments	0.7	2.6
Non-cash tax on unrealized foreign exchange losses	6.5	30.6
Income tax effect of adjustments	—	(1.1)
One-time tax adjustments	(1.6)	(4.4)
Total adjustments (i)	$12.5	$0.6
Total adjustments - increase to earnings(4) per share	$0.01	$—

(i)  For the three months ended March 31, 2021, net earnings(4) would be adjusted by an increase of $12.5 million (2020 - increase of $0.6 million).

OPERATIONS UPDATE

Canadian Malartic

Canadian Malartic had an exceptional first quarter, producing 89,550 ounces of gold, which exceeded plan and greatly exceeded the comparative period in 2020, due to higher grades and recoveries from the ore found deeper in the Malartic pit. Additionally, during the month of January, the mine achieved record tonnes mined in a month. Canadian Malartic completed the overburden removal at Barnat during the first quarter as planned, with topographic drilling and blasting on track to be completed by the third quarter of 2021 as planned. Throughout the course of 2021 the mine will continue its transition from the Malartic pit to the Barnat pit. The Company expects higher stripping than previous years in association with Barnat, and this increased stripping is expected to normalize over the following years. Additionally, the Company is undertaking the required pit pushback to obtain the optimized ounces as per the revised open pit design, which resulted in an increase of approximately 150,000 of gold mineral reserves on a 50% basis, as announced during the fourth quarter.

Jacobina

Production of 43,102 ounces of gold during the first quarter was in line with plan and comparable to the same period in 2020, with the operation achieving a record monthly production during March of 16,348 ounces. Mill throughput for the quarter was above plan, with recovery rates and grade as expected. Given the success of the Phase 1 optimization, the Company has begun to further optimize Phase 1 with the goal of optimizing gold recovery at 96% to 97% while maintaining the higher throughput rate. During the first quarter, the tailings disposal pipeline was optimized to allow for additional throughput. In addition, the Falcon gravimetric concentrator and cyclones were installed and commissioned, while the Knelson gravimetric concentrator is on schedule to be commissioned in the second quarter, both of these improvements are expected to increase the recovery of gold in the gravity circuit.

Cerro Moro

Production of 16,210 ounces of gold and 1.31 million ounces of silver was in line with plan for the first quarter, as the mine returned to a more normalized activity following COVID-19 challenges in the prior year. Silver once again dominated the quarter for Cerro Moro, resulting from strong silver feed grades, fully offsetting the reduction in gold production, ultimately resulting in GEO achieving plan. The mine and processing plant are currently running at full capacity, however, COVID-19 continues to present a risk of further disruptions, particularly during the first half of the year. The opening of more mining faces and transition to more mill feed coming from underground ore, at higher grades than the open pit ore, continued in the quarter with Zoe contributions becoming more prevalent in the second half of March. This trend will continue throughout 2021, with most of the ore to plant coming from Escondida Far West, Zoe, Escondida Central and Escondida West.

The availability of personnel is anticipated to improve as we move through 2021 and the transition to the underground ore will increase mining flexibility, particularly in the second half of 2021. This is expected to account for higher gold production than the first half with the ore milled returning to reserve grade. Over the past year, Cerro Moro has optimized the operation of the processing plant to increase daily throughput to approximately 1,100 tpd. The mine saw improved linear development performance during the quarter and will continue to improve throughout the year, further supporting the much higher second half of 2021 production profile.

El Peñón

El Peñón produced 31,437 ounces of gold and 816,144 ounces of silver in the first quarter. The higher grade La Paloma, Quebrada Colorada Sur and Pampa Campamento Deep sectors zones will come into production in the second half of the year, contributing to higher planned production in the third and fourth quarters. Consequently, the Company expects that the second half of 2021 will account for 60% of gold and silver production at El Peñón, as considered in the 2021 budget and the guidance provided in the fourth quarter of 2020. The first step to unlock the opportunity to leverage on the existing processing capacity at the mine and increase production is to establish additional mining sectors for increased mine production. The development of La Paloma, Quebrada Colorada Sur and Pampa Campamento Deeps is an important component of that strategy, and accessing those new areas will provide increased mining flexibility.

Minera Florida

Minera Florida had a standout first quarter, with production above plan, particularly in the month of March, linear development advancing well, and ahead of plan, and exploration results continuing to demonstrate extensions of identified areas of mineralization and new discoveries. The positive results were primarily due to increased tonnes processed, largely as a result of continuing improvements in productivity with contributions from the Pataguas and Don Leopoldo mining zones. Mine management has recently taken actions to improve mechanical availability, and the Company is now reactivating and optimizing formerly decommissioned ore passes, with two out of three now re-established. The final ore pass at Marisol is now scheduled for completion by the mid-2021, and is expected to further reduce haulage distance and increase operational flexibility as a result of additional haulage routes. Ongoing initiatives to improve development cycle times has the potential to increase underground development beyond the current rate of 1,200-1,300 metres per month at a lower unit cost, bringing forward access to new production levels and unlocking additional mining sectors. Internalization of mining activities, ongoing optimization of the haulage network, and increasing disposal of development waste into underground voids will further improve mine productivity going forward. A review of the processing plant in the first quarter has identified several opportunities for increased recovery and reduced operating costs. Management is currently in the process of prioritizing these opportunities, focusing on the initiatives that can be implemented quickly with minimal investment.

In line with the 10-year outlook, the plant de-bottlenecking study and preparation of the ESIA are advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month, which would increase annual gold production to approximately 120,000 ounces. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month through incremental adjustments. An upgrade of the crushing circuit would be required to achieve 100,000 tonnes per month.

CONSTRUCTION, DEVELOPMENT AND ADVANCED STAGE PROJECTS

Jacobina, Brazil - Phased Expansion Advancing; Hydraulic Backfill Plant to Proceed

The Phase 1 optimization project was completed in mid-2020. The project has exceeded expectations, with a higher than planned steady state of approximately 6,800 tpd achieved in the second and third quarters of 2020, as well as the first quarter of 2021. The Company has identified opportunities to further optimize the results and recoveries achieved in Phase 1 with a modest investment. Consequently, works commenced in the third quarter of 2020 for the expansion of the gravity concentration circuit, with commissioning scheduled and on-track, with the Falcon concentrator and cyclones already installed, and the Knelson concentrator scheduled to be installed in the second quarter of 2021, with an objective to optimize gold recovery at the higher throughput rate.

In addition to the incremental optimization of Phase 1, the Company is advancing the Phase 2 expansion at Jacobina, for an increase in throughput to 8,500 tpd. The Company is currently in the engineering phase, with permitting underway. The throughput increase will be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. The Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, representing a 28% increase from current levels, reduce costs, and generate significantly more cash flow and attractive returns. The Company expects to provide an update regarding capex and development schedule in mid-2021 once studies are finalized to facilitate permitting.

The Company has also begun a conceptual study on a Phase 3 expansion, which would increase throughput to 10,000 tpd, utilize the existing grinding line, while expanding crushing and leaching circuits and adding additional mining equipment and infrastructure. Additional concept studies are ongoing to further optimize tailings management to ensure sufficient tailings capacity, either on surface or underground, for decades of production and to accommodate the strategic throughput target of 10,000 tpd after completion of Phase 3.

The Company has adopted a comprehensive Jacobina life-of-mine tailings management strategy that reduces surface disposition of tailings, with underground tailings disposal as backfill. The Company has initiated several studies to ensure long-term sustainability and reduce the environmental footprint of the operation. Test work conducted in 2020 confirmed that both paste backfill and hydraulic backfill are technically feasible options for disposal of tailings into underground voids, thereby minimizing the quantity of tailings stored on surface. Additionally, use of backfill is expected to improve underground stope stability and minimize the requirements to leave behind pillars in ore, resulting in increased mining recovery and reduced dilution.

As a first step, a hydraulic backfill plant provides a relatively simple and low capital cost solution for underground deposition of 2,000 tonnes of dry tailings per day, with the extra advantage that hydraulic backfill can be placed into historic voids with minimal cement content, significantly reducing the operating cost. Utilization of historic voids for backfilling will also allow Jacobina to gradually introduce backfill into the mining sequence without impacting the production rate of the mine. In March 2021, Jacobina completed a feasibility study for the installation of a hydraulic backfill plant. A tailings classification plant will be installed at the existing processing plant, at which 3,000 to 3,500 tpd of tailings will be classified using cyclones to produce 2,000 tpd of hydraulic backfill material with less than 10% passing 10 µm (micrometres). After filtering, the tailings will be stockpiled and fed to the Morro do Vento backfill plant or trucked using existing mining trucks to backfill preparation plant at João Belo mine. From the two backfill preparation plants, hydraulic backfill will be distributed to the underground stopes mostly under gravity. Minimal pumping will be required. Backfill will be placed either in existing undergrounds voids from historical production or in new voids as part of the mining sequence. The total volume of existing voids with the Morro do Vento and João Belo mines is estimated at approximately 7.7 million cubic metres, of which approximately 1.9 million cubic metres is readily accessible. Minimal binder will be required for filling the existing voids, whereas 3-5% binder content will be required for stopes to be vertically exposed within the future mining sequence. The total backfill cycle is expected to take 42 days including barricade construction, filling, drainage, and curing. Approximately 1 tonne of dry tailings is required to fill 2 tonnes of in-situ mined ore. The initial capital cost for establishing the backfill system is estimated at $8 million. The project will extend the life of the existing tailings storage facility by approximately two-and-a-half years at a processing rate of 8,500 tpd. The Company has decided to move forward with the hydraulic backfill plant and is in the permitting phase. The permit required for the backfill project is separate from the one required for the Phase 2 expansion, although both are being pursued simultaneously.

Additionally, a conceptual study is underway to evaluate further opportunities for a dry stack tailings facility and/or a paste backfill plant in parallel to the hydraulic backfill plant, which could provide opportunities in the future for additional storage of tailings to support future mineral reserve development.

Existing surface tailings capacity and backfill will be sufficient for life of mine production at Jacobina at the planned increased processing rates.

Canadian Malartic (50% interest), Canada - Odyssey Project Approved; Drilling Identifies Potentially Significant Extension to East Gouldie Zone

Impressive technical study results were obtained in early February of 2021, and the Company and its partner made a positive construction decision of the Odyssey project at Canadian Malartic, with first production from the Odyssey South deposit expected in 2023. An NI 43-101 technical report for the Canadian Malartic operation was completed in March 2021, which includes a full summary of the Odyssey underground project. The project demonstrates robust economics, a significant increase in mineral resources, and a mine life extension to at least 2039. As Canadian Malartic transitions from open pit to underground mining, underground production will offset a significant portion of the corresponding decline in open pit production. On a 100% basis, production from open pit mining from 2021 through 2028 is expected to be approximately 3.9 million ounces with annual production trending lower on a yearly basis to approximately 123,000 ounces by 2028. Underground production will start in 2023 and increase yearly, adding approximately 932,000 ounces (100% basis) during the 2023-2028 construction period—at cash costs(2) of $800 per ounce—including approximately 385,000 ounces (100% basis) by 2028.

Whereas the Company had originally considered a production platform conservatively in the range of 450,000 ounces per year, the mine plan now supports annual gold production of 500,000 to 600,000 ounces on a 100% basis when fully ramped. Further extension of the mine life beyond 2039 provides additional upside, with several opportunities under evaluation. The project mine plan currently only includes 0.4 million ounces of the project’s 0.8 million ounces of Indicated Mineral Resources and 6.9 million ounces of the project’s 13.5 million ounces of Inferred Mineral Resources. The upside is expected to be realized through infill drilling to improve geological confidence, exploration drilling to extend known deposits and make new discoveries and engineering, especially close to historical underground excavations and at depth at East Malartic.

Construction of surface infrastructure and the portal in preparation for development of the ramp started in August 2020. The Company and its partner completed the construction of the mine office and surface facilities in the fourth quarter of 2020, to support the development, and further advanced the development of the exploration ramp into Odyssey and East Malartic. The exploration ramp is designed to mine their respective upper zones and provide further exploration access to allow tighter drill spacing to further define the mineral resource base. These activities are coincident with headframe construction and shaft sinking. The new ramp will also provide the ability to carry out bulk sampling of 40,000 tonnes of mineralization. The budget for the ramp on a 50% (and 100%) basis is $11.7 million ($23.4 million) for 2021. Ramp development work advanced according to plan during the first quarter of 2021. Development of the exploration ramp is anticipated to take approximately two years to complete, with the first drilling platform to be established in the third quarter of 2021. Additionally, the production shaft location has been prepared to facilitate initiation of shaft collar construction.

A 2.3 kilometre geotechnical hole in the shaft area has been completed, and detailed engineering has begun in relation to the shaft and headframe. The shaft is envisioned to have a 6.4-metre diameter and be 1.8 kilometres deep, with a hoisting capacity of approximately 20,000 tpd. As noted, the Company’s current expectation is that production from Odyssey South will begin in 2023 from the ramp, while the Company sinks the shaft to East Gouldie, with a goal to start production from East Gouldie in 2027. The Odyssey project will utilize a transverse long hole stoping mining method with primary and secondary stopes and paste backfill to fill the voids, a proven mining method in the region. On a 100% basis, average annual payable gold production is expected to be approximately 545,400 ounces from 2029 to 2039 with total cash costs per ounce of approximately $630 per ounce. Sustaining capital from 2029 to 2039 is expected on a 50% (and 100%) basis to average approximately $27.9 million ($55.8 million) per year.

The project requires modest capital in any given year which is manageable and fully funded using Canadian Malartic's cash on hand and free cash flow generation, and no external funding is required. Initial capital expenditures and other growth capital expenditures, on a 50% (and 100%) basis, are as follows in millions of dollars: $56.9 ($113.8), $102.0 ($204.0) and $68.4 ($136.8) for 2021 through 2023 respectively, an average of $81.9 ($163.8) per year from 2024 through 2026, and $104.5 ($209.0) and $90.2 ($180.3) during 2027 and 2028, respectively. Furthermore, gold production during the 2021 to 2028 construction period is expected to start in 2023 and total on a 50% (and 100%) basis 466,000 (932,000) ounces at cash costs of approximately $800 per ounce. Although the aforementioned costs do not include any offsetting net proceeds from pre-commercial production due to upcoming amendments to the relevant accounting standard(i), which represents a practical consequence of IFRS application, net proceeds from the sale of these ounces would significantly reduce the cash requirements for the construction of the project which, assuming the gold price used in the financial analysis for the project of $1,550 per ounce, would reduce the projected capital requirements in half.

The main focus of exploration during the first quarter was to provide support for an aggressive infill drill program at East Gouldie, where ten diamond drill rigs completed 23,400 metres of a 141,400 metres planned 2021 program. The main objective of the 2021 drilling program is to infill the core area of the inferred resource to 75 metre drill spacing from the current 150 metres spacing, as well as to provide further step out and exploration drilling. Exploration also continued on Rand and East Amphi with 7,500 metres drilled in the quarter.

East Gouldie, discovered in late 2018 at underground depths approximately 1.5 kilometres east of the Canadian Malartic/Barnat open pit and south of the underground East Malartic and Odyssey zones, has a strike length of approximately 1,400 metres in an east-west direction and dips 60 degrees to the north, extending from 700 metres to 1,900 metres depth below surface. Mineralization remains open to depth and to the east. The zone dips toward the East Malartic zone, and may converge with East Malartic at depth. As of December 31, 2020, East Gouldie was estimated to contain inferred mineral resources of 6.4 million ounces of gold, with Yamana’s 50% interest representing 3.2 million ounces of gold contained in 31.5 million tonnes grading 3.17 g/t gold.

Significant new drill intercepts from the East Gouldie zone are set out in the table below and the drill hole pierce points shown on the corresponding longitudinal section in Figure 1. Download a PDF of detailed drill hole results for Canadian Malartic presented in this press release.

The infill program continues to generate excellent results demonstrating consistent grades and widths throughout the mineralized zone, further demonstrating the high quality nature of the reported inferred resource. Notable infill results reported as uncapped gold grades over estimated true widths, include drill hole MEX19-153W, 58.6 metres grading 3.7 g/t of gold, including 11.2 metres grading 7.0 g/t of gold; hole MEX20-166A, reporting 22.6 metres grading 6.4 g/t of gold, including 6.8 metres grading 8.7 g/t of gold; and drill hole MEX20-191W, 13.7 metres grading 11.2 g/t of gold, including a 7.1 metres interval grading 17.7 g/t of gold.

Drilling beyond the inferred resource to the east has also produced excellent results, notably in drill hole MEX20-193 which intersected two closely spaced estimated true width intervals of 4.3 g/t of gold over 8.7 metres and 6.7 g/t of gold over 6.3 metres (uncapped), demonstrating the potential for further resource growth east of the current resources.

Table 1: 2020-Q4 through 2021-Q1 infill drilling highlights, East Gouldie zone, selected for estimated true width intervals greater than 25.0 gram*metres (gold g/t (uncapped) multiplied by estimated true width in metres).

Hole	Including	From (m)	To (m)	Estimated True Width (m)	Gold Uncapped (g/t)	Gold Capped* (g/t)
MEX19-153W		1777	1851	58.6	3.7	3.7
	incl.	1806	1820	11.2	7.0	7.0
MEX20-166A		1717	1743	22.6	6.4	6.3
	incl.	1721	1725	3.2	13.1	13.0
	incl.	1733	1741	6.8	8.7	8.5
MEX20-177W		1384	1402	16.6	3.4	3.4
MEX20-182W		1659	1671	10.6	3.3	3.2
MEX20-185W		1815	1827	9.6	3.7	3.7
MEX20-191W		1543	1557	13.7	11.2	8.6
	incl.	1547	1554	7.1	17.7	12.7
MEX20-192W		1751	1761	8.4	8.4	5.9
		1771	1782	9.4	4.8	4.6
MEX20-193		1794	1804	8.7	4.3	4.3
		1815	1822	6.3	6.7	6.2
MEX20-193WA		1744	1759	13.3	3.8	3.8
* capped @ 15 g/t

Exploration drilling conducted on the Rand property in the first quarter targeted the projected down plunge extension of the East Gouldie zone, with the first hole testing an area located greater than one kilometre to the east of and down plunge of the current East Gouldie inferred mineral resource. Drill hole RD21-4680A, the initial hole into this target, generated excellent results, intersecting 2.7 g/t gold over an estimated true width of 10.9 metres at 1,995 metres depth, including 3.1 g/t over 7.2 metres at 1,993 metres depth. This mineralized interval is located on the projection of the East Gouldie plane and exhibits a similar mineralization style to East Gouldie, with disseminated pyrite associated with sheared and altered metasedimentary rock. This new intercept is located 970 metres east of the easternmost drill hole completed to date into the East Gouldie mineralized envelope and 1,150 metres from the current eastern limit of the East Gouldie mineral resources reported at year-end 2020. The Company considers this result significant as it opens the possibility for significant expansion of the East Gouldie zone to the east.

The above intercept in hole RD21-4680A is within the Canadian Malartic property and only 120 metres west of the boundary with the contiguous Rand Malartic property. Exploration will continue with wide step out drilling planned on both the Rand Malartic and Canadian Malartic properties to define the extent of the new mineralized zone in this area.

Figure 1: Canadian Malartic long section looking north, highlighting 2020/2021 drilling results for the East Gouldie zone listed in Table I and discussed in text.
https://www.globenewswire.com/NewsRoom/AttachmentNg/31e1c51c-f0ea-448f-9792-4f183ae6d975

The Partnership acquired a 100% interest in the 262-hectare Rand Malartic property in March 2019 from NSR Resources for $5 million, with NSR Resources retaining a 2% net smelter return royalty that can be bought back in its entirety by the Partnership for $7 million prior to March 26, 2022.

In 2021, the Company expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling on the Odyssey underground project to improve confidence in the mineral resource and to refine the geological model. The Company expects to spend a further $3.2 million (50% basis) on 32,000 metres (100% basis) of exploration drilling in 2021 to test other regional targets at Canadian Malartic, including the Rand Malartic and East Amphi properties.

(i)	The amendment to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use, effective from 2022, prohibits entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use.

MARA Project (Agua Rica and Alumbrera Integration), Argentina

On December 17, 2020, the Company completed the integration with Glencore and Newmont and a new joint venture, the MARA Joint Venture, was formed to manage, develop and operate the project. Yamana holds a controlling ownership interest in the MARA Project at 56.25%. Glencore holds a 25.00% interest and Newmont holds an 18.75% interest. Yamana has been appointed manager of the MARA Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, and completion of the Feasibility Study and ESIA for the MARA Project. A MARA Project Joint Venture Technical Committee ("Technical Committee") has been formed, comprised of representatives of the three shareholder companies.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted tailings storage facility, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. The result is a de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, and creating significant benefits for the local communities, the province of Catamarca and Argentina.

On July 19, 2019, the Company announced the positive results of a Pre-Feasibility Study ("PFS(A)"), underscoring that the MARA Project is a long life and low-cost asset with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities.

The PFS(A) for the MARA Project considers the Agua Rica deposit will be mined using a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the Agua Rica mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required over the total 35 kilometre conveyor right-of-ways to the Alumbrera processing plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

The PFS(A) provides the framework for the preparation and submission of a new ESIA to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The shareholders of the MARA Joint Venture began the ESIA process in 2019, given the level of significant detail in the PFS(A).

The Joint Venture Technical Committee advanced optimization studies in late 2019 and early 2020, the results of which were compiled as Pre-Feasibility Study B (“PSF(B)”), and is now advancing a full Feasibility Study on the MARA Project, with updated Mineral Reserve, production and project cost estimates.

The PFS(B) highlights include:

  Annual ore feed increased to 42 million tonnes per year.
  Annual production for the first 10 full years increased to 556 million pounds of copper equivalent(i) production.
  Cash costs(2) of $1.32 per pound and AISC(2) of $1.44 per pound for the first 10 years of production.
  Initial capital of $2.78 billion. Initial capital reduced to $2.39 billion if first year of owner mine fleet purchases are reclassified as sustaining capital, as was assumed for PFS(A). Total LOM capital spending the same under both PFS(A) and PFS(B).
  NPV of $1.906 billion and an increased IRR of 21.2%.(ii)
  PFS(B) reflects the inclusion of a progressive Argentina export tax with a long-term assumption of 4.3%.
(i)	Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)	Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The most recent technical studies indicate that the processing facility at Alumbrera is capable of processing up to 44.0 million tonnes per year, with minor additional capital expenditures, which represents a significant upside to the PFS results. Further tests and studies are planned for the Feasibility Study stage to confirm and optimize these results. In addition, opportunities have already been identified in optimizing the mine pioneering, stripping, sequence and blending, which are expected to provide further value improvements for the integrated project.

MARA obtained all the permits for advanced exploration works from the local authorities including programs of community participation and social consultation, to conduct field work for the Feasibility Study and collect additional information for the ESIA. Work in the field has commenced, with baseline and environmental studies activities progressing during the quarter and drilling contractor mobilization completed in March. The drilling campaign aimed to collect samples for geotechnical and metallurgical studies is currently progressing as planned. Other Feasibility Study work is ongoing and key technical results are expected during 2021. While the Company continues to advance the Feasibility Study, it notes that a considerable amount of information in the PFS is already at Feasibility Study level mostly as a result of the integration transaction. The full Feasibility Study and ESIA completion are expected in 2022.

The estimated expenses for the Company to advance the project through the Feasibility Study and ESIA are in the range of $20.0 million to $25.0 million for the next three years (Yamana's 56.25% interest), representing a manageable and modest investment in relation to the value creation of advancing the MARA Project to the next phases of development.

Acquisition of Wasamac Property and Camflo Property and Mill (Monarch Gold Acquisition) Completed

On January 21, 2021, the Company completed its acquisition of the Wasamac property and the Camflo property and mill.

The addition of the Wasamac project to Yamana’s portfolio further solidifies the Company’s long-term growth profile with a top-tier gold project in Quebec’s Abitibi District, a prolific mining district where Yamana has deep operational and technical expertise and experience. The deposit has existing proven and probable mineral reserves of 21.45 million tonnes at 2.56 g/t, for total proven and probable mineral reserves of 1.8 million ounces of gold supported by a Feasibility Study previously completed by Monarch Gold in 2018. The Feasibility Study outlined a 6,000 tpd operation with average gold production of 160,000 ounces per year.

Building off the work completed to date, Yamana has commenced an exploration and infill drilling campaign to refine and expand upon the potential of Wasamac and its development alternatives.

Following an in-depth review of the 2018 Feasibility Study, Yamana has identified opportunities to optimize the processing plant design, incorporate increased levels of automation in the underground mine, and optimize the materials handling system to sustain a throughput rate of 7,000 tpd. These opportunities support Yamana’s vision of Wasamac as a low cost operation with minimal impact on the environment and neighboring communities and will be reflected in an update of the Feasibility Study, scheduled for completion in the third quarter of 2021. Further opportunities to increase metallurgical recoveries require additional metallurgical drilling and test work, and will continue to be assessed as the project advances.

The Company is in the process of opening a regional office in the Abitibi region, and is hiring personnel to manage the permitting process and related studies to update the feasibility study.

The Company has also developed an exploration program for the Camflo property which, given the proximity of Camflo to the Canadian Malartic mine, is being considered for inclusion in the Canadian Malartic General Partnership exploration program. Camflo is located adjacent to and north of the Malartic and Rand properties that host the Malartic deposit and the recent Odyssey underground discovery. A recent  high resolution airborne magnetic survey of the property has identified three high priority drill targets with magnetic signatures similar to the historic Camflo mine. Data compilation has also defined the presence of a porphyritic stock similar to that which hosted 90% of the historic ore located 800 metres to east of the mine as an additional priority exploration target. Camflo was a producing underground gold mine for 27 years, closing in 1992. It produced 1.65 million ounces of gold from 8,862,240 tonnes of ore grading at 5.78 g/t and was exploited to a depth of 1,000 metres below surface.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

As a complement to the advancement of the internal exploration opportunities, the Company will consider the acquisition of earlier stage development assets or companies that align with Yamana's objectives for capital allocation and financial results, jurisdiction, geology and operational expertise. Such opportunities will typically be funded through internal resources, meet minimum return levels that far exceed cost of capital and would meet the Company's minimum requirements to achieve mineral reserve and mineral resource inventories, mine life and per year production rate. Furthermore, preference would be given to geological and operational characteristics where the Company has an identified expertise and excellent opportunities for value enhancement. Such opportunities would also extend an existing regional presence or lead to that longer-term objective. Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend regional presences in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets.

From time to time, the Company’s strategy includes holding investments in prospective companies. This may be for several reasons such as the disposition of certain assets for shares or in other cases, resulting from an investment for portfolio purposes. The ownership of shares of Nomad is an example of the former. An investment may also give the Company an opportunity to further evaluate related opportunities. Normally, these investments are held through a cycle, although are otherwise treated as any other portfolio investments. The acquisition by the Company of 24 million shares of Ascot Resources Ltd. subsequent to quarter end, representing 6.4% of the outstanding shares, for aggregate consideration of $16.5 million is an example of the latter.

GENERATIVE EXPLORATION PROGRAM

During the first quarter, exploration drilling and other field activities continued to ramp up in most jurisdictions as responses to COVID-19 restrictions were managed and exploration programs adjusted to best address the restrictions. Drilling activities continued in Brazil at Lavra Velha, Jacobina Norte and at the São Francisco discovery at Borborema, extending copper-(gold) mineralization along strike. Exploration in Chile in the first quarter included surface work at early-stage projects near the El Peñón mine and elsewhere in preparation for a reverse circulation scout drilling programs later in the year. In Argentina, surface work was completed on the Company’s Las Flechas property, where drilling in 2021 is planned to test breccia-related high-sulphidation epithermal gold targets. At Monument Bay in Manitoba, deep drilling continued during the quarter designed to test the down plunge projections of modeled, plunging high-grade zones at the Twin Lakes target.

KEY STATISTICS
Key operating and financial statistics for the first quarter 2021 are outlined in the following tables.

Financial Summary (In millions of United States Dollars, except for per share and per unit amounts)	Three months ended March 31
	2021	2020
Revenue	$422.0	$356.5
Cost of sales excluding depletion, depreciation and amortization	(163.9)	(154.3)
Depletion, depreciation and amortization	(100.4)	(99.4)
Total cost of sales	(264.3)	(253.7)
Temporary suspension, standby and other incremental COVID-19 costs	(8.2)	(3.5)
Mine operating earnings	149.5	99.3
General and administrative expenses	(18.3)	(15.8)
Exploration and evaluation expenses	(6.1)	(2.6)
Net earnings attributable to Yamana equity holders	54.7	45.0
Net earnings per share - basic and diluted (i)	0.06	0.05
Cash flow generated from operations after changes in non-cash working capital	160.2	129.4
Cash flow from operations before changes in non-cash working capital (ii)	183.4	164.6
Revenue per ounce of gold	$1,793	$1,589
Revenue per ounce of silver	$26.78	$18.16
Average realized gold price per ounce (2)	$1,793	$1,589
Average realized silver price per ounce (2)	$25.66	$17.47

(i)	For the three months ended March 31, 2021, the weighted average number of shares outstanding was 962,071 thousand (basic) and 963,021 thousand (diluted).
(ii)	Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Please see the discussion included at the end of this press release under the heading “Non-GAAP Financial Measures and Additional Line Items and Subtotals in Financial Statements”. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q12021 and in Section 11 of the Company’s Management’s Discussion & Analysis for the three months ended March 31, 2021, which is available on the Company's website and on SEDAR.

Production, Financial and Operating Summary

Costs	Three months ended March 31
(In United States Dollars)	2021	2020
Per GEO sold (1)
Total cost of sales	$1,126	$1,141
Cash Costs (2)	$698	$694
AISC (2)	$1,045	$1,032

	Three months ended March 31
Gold Ounces	2021	2020
Canadian Malartic (50%) (3)	89,550	64,763
Jacobina	43,102	43,938
Cerro Moro	16,210	18,743
El Peñón	31,437	42,230
Minera Florida	20,818	22,563
TOTAL	201,117	192,238

	Three months ended March 31
Silver Ounces	2021	2020
Cerro Moro	1,309,103	1,374,941
El Peñón	816,144	1,355,910
TOTAL	2,125,247	2,730,851

For a full discussion of Yamana’s operational and financial results and mineral reserve and mineral resource estimates, please refer to the Company’s Management’s Discussion & Analysis and Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021, which are available on the Company's website at www.yamana.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company will host a conference call and webcast on Thursday, April 29, 2021, at 8:30 a.m. EDT (12:30 pm GMT).

First Quarter 2021 Conference Call

Toll Free (North America):	1-800-898-3989
Toronto Local and International:	416-406-0743
Toll Free (UK):	00-80042228835
Passcode:	1738987#
Webcast:	www.yamana.com

Conference Call Replay
Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	6103145#

The conference call replay will be available from 12:00 p.m. EDT on April 29, 2021, until 11:59 p.m. EDT (3:59 am GMT) on May 29, 2021.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

END NOTES

(1) GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 68.84 for the three months ended March 31, 2021, and 94.23 for the three months ended March 31, 2020.

(2) A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures in the Company's MD&A for the three months ended March 31, 2021 and in the 'Non-GAAP Performance Measures' section below.

(3) Included in the 2020 comparative gold production figure is 2,974 of pre-commercial production ounces related to the Company's 50% interest in the Canadian Malartic mine's Barnat pit, which achieved commercial production on September 30, 2020. Pre-commercial production ounces are excluded from sales figures, although pre-commercial production ounces that were sold during their respective period of production had their corresponding revenues and costs of sales capitalized to mineral properties, captured as expansionary capital expenditures.

(4) Net earnings and adjusted net earnings represent amounts attributable to Yamana Gold Inc. equity holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Debt;
  Net Free Cash Flow and Free Cash Flow Before Dividends and Debt Repayment
  Average Realized Price per ounce of gold/silver sold; and
  Adjusted Earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three months ended March 31, 2021.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold and AISC per GEO sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.

NET DEBT

The Company uses the financial measure "net debt ", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. Cash related to the MARA Project is added back to the net debt calculation on the basis that the cash is specific to the MARA Project, and not available to the Company for the purposes of debt reduction.

When the cash and cash equivalent balance exceeds the total debt, the Company is in a "net cash" position.

A reconciliation of Net Debt at March 31, 2021 and December 31, 2020 is provided in Section 11 of the Company's MD&A for the three months ended March 31, 2021, which is available on the Company's website and on SEDAR.

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENTS

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow Before Dividends and Debt Repayment", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be substitutes for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. Reconciliations of Net Free Cash Flow and Free Cash Flow are provided below.

Reconciliation of Cash Flows from Operating Activities to non-GAAP Measures	Three months ended March 31
(In millions of United States Dollars)	2021	2020
Cash flows from operating activities	$160.2	$129.4
Adjustments to operating cash flows:
Amortization of deferred revenue	7.5	6.1
Temporary suspension, standby and other incremental COVID-19 costs	8.2	3.5
Non-discretionary items related to the current period
Sustaining capital expenditures	(42.3)	(36.9)
Interest paid	(5.1)	(5.4)
Payment of lease liabilities	(3.5)	(4.4)
Cash used in other financing activities	(1.5)	(1.2)
Net free cash flow	$123.5	$91.1
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(37.9)	$(30.1)
Cash flows used in other investing activities	$(9.3)	$(19.6)
Effect of foreign exchange of non-USD denominated cash	$(0.3)	$(2.5)
Free cash flow before dividends and debt repayments	$76.0	$38.9

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver, divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided in Section 11 of the Company's MD&A for the three months ended March 31, 2021, which is available on the Company's website and on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.
The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings/loss - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization, depletion, depreciation and amortization, temporary suspension, standby and other incremental COVID-19 costs, and net impairment write-downs/reversals.
  Operating earnings/loss - represents the amount of earnings/loss before net finance costs, other income/costs and income tax expense/recovery. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance costs and other income/costs are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital - excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that this presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

(All amounts are expressed in United States Dollars unless otherwise indicated.)